FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP

Direct Line: (212) 859-8468
Fax: (212) 859-4000
Andrew.Barkan@friedfrank.com
January 9, 2023
VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sterling Check Corp.
Registration Statement on Form S-3
Filed December 23, 2022
File No. 333-268996
CIK No. 0001645070
Ladies and Gentlemen:
This letter is submitted on behalf of Sterling Check Corp., a Delaware corporation (the “Company”), further to telephone discussions between counsel for the Company and the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-3 (File No. 333-268996) filed with the Commission on December 23, 2022 (the “Registration Statement”).
The Staff orally asked that the Company please address whether the selling stockholder entities affiliated with The Goldman Sachs Group, Inc. (“Goldman Sachs”) are underwriters that are offering shares on behalf of the Company. The Company’s response follows below, including the updated disclosure it proposes to include in a pre-effective amendment to the Registration Statement. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Registration Statement.
Response:
For the reasons set forth below, the Company respectfully submits that the offering (the “Offering”) on a delayed or continuous basis of up to 59,953,2301 shares (the “Shares”) of the Company’s common stock by the entities affiliated with Goldman Sachs set forth in the Registration Statement—Broad Street Principal Investments, L.L.C., Checkers Control Partnership, L.P. and Broad Street Control Advisors, L.L.C. (collectively, the “Selling Stockholders”)—is not a sale on behalf of the Company, and that the Selling Stockholders are not, and should not be considered to be, “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), that are
1 As discussed below, the number of Shares being registered has been reduced by 497 shares of common stock in order to exclude shares beneficially owned by affiliates of Goldman Sachs other than the Selling Stockholders.
One New York Plaza, New York, New York 10004—1089
T: +1.212.859.8000 friedfrank.com

Fried, Frank, Harris, Shriver & Jacobson LLP

January 9, 2023

offering Shares on behalf of the Company. Rather, the Company respectfully submits that the Offering should be considered a valid secondary offering pursuant to Rule 415(a)(1)(i) under the Securities Act.
Background
The business operated by the Company was founded in 1975 by William Greenblatt, its former chief executive officer. In 2015, the Selling Stockholders acquired in a bona fide transaction (the “Acquisition”) a majority of the outstanding shares of common stock of the Company in connection with the acquisition of the business from Mr. Greenblatt and certain other equity holders, including employees of the business, in order to further develop and grow the business under private ownership. In connection with the Acquisition, effective June 19, 2015, the Selling Stockholders, the Company and certain other stockholders entered into a Stockholders’ Agreement (the “Original Stockholders’ Agreement”). The Original Stockholders’ Agreement provided the Selling Stockholders with the right to cause the Company to register for resale some or all of the Selling Stockholders’ Shares following the completion of an initial public offering of the Company.
On September 27, 2021, the Company completed its initial public offering (the “IPO”), pursuant to which the Company issued and sold 4,760,000 shares of common stock, the Selling Stockholders sold 9,603,419 shares of common stock and other selling stockholders sold 2,064,331 shares of common stock. In connection with the IPO, effective September 22, 2021, the Selling Stockholders, the Company and certain other stockholders entered into an Amended and Restated Stockholders’ Agreement (the “New Stockholders’ Agreement”) pursuant to which certain of the Company’s stockholders, including the Selling Stockholders, were granted certain registration rights. The New Stockholder’s Agreement provides the Selling Stockholders with the right to cause the Company to register for resale on Form S-3 some or all of the Selling Stockholders’ Shares. Accordingly, at the request of the Selling Stockholders, the Company filed the Registration Statement in order to register all of the Selling Stockholders’ Shares for offer and sale from time to time.
As of December 31, 2022, the Selling Stockholders beneficially owned approximately 61.9% of the Company’s shares of common stock. The remaining 38.1% is owned by public investors and members of the Company’s management and board of directors.
Analysis
Section 2(a)(11) of the Securities Act defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.” The definition’s phrase “with a view to … distribution” creates a subjective standard regarding an investor’s intent. As such, it is fact-specific. In determining intent, courts and the Commission often look to evidence based on objective criteria.
In prior no-action letters, the Staff has noted that determination of “underwriter” status depends on all of the facts and circumstances surrounding a particular transaction. The Staff also has noted that institutional investors generally should not be deemed to be underwriters with regard to the acquisition of large amounts of securities, provided such securities are acquired in the ordinary course of the investor’s

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January 9, 2023

business and that the investor has no arrangement with any person to participate in the distribution of such securities.
Further, in an effort to assist registrants in determining whether an offering by selling stockholders may be characterized as a secondary offering that is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i) under the Securities Act, the Staff issued Securities Act Compliance and Disclosure Interpretations (“C&DI”) 612.09. C&DI 612.09 provides that “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives proceeds” and that consideration be given to the following factors, each of which is discussed below:
•how long the selling stockholder has held the shares;
•the circumstances under which the selling stockholder has received the shares;
•the relationship of the selling stockholder to the issuer;
•the number of shares being sold;
•whether the selling stockholder is in the business of underwriting securities; and
•whether under all the circumstances it appears that the selling stockholder is acting as a conduit for the issuer.
For the reasons set forth below, the Company respectfully submits that the Offering of Shares pursuant to the Registration Statement is not, and should not be considered to be, a primary offering of shares of common stock to the public, and the Selling Stockholders are not, and should not be considered to be, “underwriters” of the Shares within the meaning of Section 2(a)(11) of the Securities Act.
A.How Long the Selling Stockholders have Held the Shares
The significant length of time that the Selling Stockholders have held the Shares supports the Company’s determination that the proposed Offering is not a primary offering on behalf of the Company. The Selling Stockholders acquired their Shares of the Company in 2015 in connection with the Acquisition and have held the securities, directly or indirectly, for over seven years. The Selling Stockholders held their Shares of the Company as an investment in a private company for this substantial period of time, during which time no path to monetization through a public distribution of their Shares was possible prior to the IPO. Moreover, other than the Selling Stockholders’ sale of 9,603,419 shares of common stock in connection with the IPO, the Selling Stockholders have not sold or otherwise disposed of any of their Shares to any third party since the Acquisition. The significant period of time that the Selling Stockholders have held their Shares indicates that the Selling Stockholders have borne the full economic and market risks of the shares as an investment, and not with a view to their distribution.
Further, although the Shares being registered represent all of the Shares beneficially owned by the Selling Stockholders, the Company understands from the Selling Stockholders that they do not intend to dispose of all of the Shares in a single takedown transaction off of the Registration Statement. Rather, the

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January 9, 2023

Shares are being registered in order to fulfill the Company’s contractual obligations pursuant to the New Stockholders’ Agreement, which will enable offerings and sales of the Shares by the Selling Stockholders “off the shelf” from time to time. Accordingly, the Selling Stockholders will continue to bear the economic and market risks of their investment with respect to any portion of the Shares remaining unsold following the effectiveness of the Registration Statement.
B.The Circumstances Under Which the Selling Stockholders Received the Shares
The circumstances under which the Selling Stockholders received the Shares are detailed under “Background” above. The Selling Stockholders initially acquired the Shares in 2015 in a bona fide transaction as a long-term private equity investment in the Company. The price paid for the Selling Stockholders’ equity ownership of the Company reflected a purchase price for the business that was negotiated in an arm’s length transaction between the Selling Stockholders and the prior majority owners of the business. The facts surrounding the acquisition support the Company’s determination that the Selling Stockholders did not acquire the Shares with a view to distributing them on behalf of the Company.
C.The Relationship of the Selling Stockholders to the Issuer
The Selling Stockholders have controlled the Company since the Acquisition in 2015. Prior to the IPO, pursuant to the Original Stockholders’ Agreement, the Selling Stockholders’ ownership of their shares entitled the Selling Stockholders to nominate and elect four members of the Company’s ten-person board of directors. Although the Selling Stockholders no longer have the right to nominate individuals for the Company’s board of directors, two of the Company’s directors are affiliated with the Selling Stockholders. The Company believes that the two directorships and, previously, the appointment rights, evidence the Selling Stockholders’ long-term investment intent with respect to the Company and are inconsistent with any determination that the Selling Stockholders acquired the Shares for the purpose of distributing them on behalf of the Company.
Additionally, as discussed above, the Selling Stockholders entered into the New Stockholders’ Agreement in connection with the IPO. The New Stockholders’ Agreement governs the Selling Stockholders’ ability to require the Company to register Shares under the Securities Act and the Company’s obligation to assist the Selling Stockholders in selling some or all of the Shares. Aside from certain customary provisions under the New Stockholders’ Agreement, including provisions permitting the Company to postpone registration or refuse to effect an underwritten offering on behalf of the Selling Stockholders under certain circumstances, the Company has no contractual, legal or other relationship with the Selling Stockholders that would control the timing, nature or amount of the Selling Stockholders’ resale of the Shares. Furthermore, the Company will receive no proceeds from the resale by the Selling Stockholders of the Shares. These facts support a conclusion that the relationship the Selling Stockholders have with the Company has been, and is, that of a long-term investor, not an underwriter.
D.The Number of Shares Being Sold
The Shares registered for resale by the Selling Stockholders represent approximately 61.9% of the Company’s issued and outstanding shares of common stock as of December 31, 2022. Although the

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January 9, 2023

number of Shares registered for resale by the Selling Stockholders represents more than a majority of the Company’s outstanding shares of common stock, it is important to note that the amount of shares being registered is only one factor cited in C&DI 612.09. As the Staff notes in C&DI 612.09, the determination of whether a purported secondary offering is really a primary offering on behalf of the issuer is a factual one, and the Staff has recognized scenarios where a controlling stockholder may validly effect a secondary offering of the entirety of its shares. For example, the Staff has indicated in Securities Act Forms C&DI 216.14 that secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer. In addition, Securities Act C&DI 612.12 discusses a controlling person that owns a 73% block of the issuer. This C&DI refers to a “secondary offering by a control person that is not deemed to be by or on behalf of the registrant,” suggesting that under appropriate facts and circumstances, the registration of a large number of shares is not dispositive evidence of a primary offering. These interpretive positions make clear that a holder of a significant amount of shares can effect a valid secondary offering unless other facts—beyond the mere level of ownership—indicate that the affiliate is acting as a conduit for the issuer. Here, no other facts exist to suggest that the Selling Stockholders are acting as a conduit for the issuer, and the Company therefore believes that the circumstances demonstrate that the Selling Stockholders are not functioning as underwriters.
Additionally, pursuant to the New Stockholders’ Agreement, as is typical in private equity investments similar to the Acquisition, the Company was contractually required to register all of the Shares on a shelf registration statement upon the receipt of a demand request from the Selling Stockholders, but, as discussed above, the Selling Stockholders do not intend to dispose of all of the Shares in a single takedown transaction off of the Registration Statement.
E.Whether the Selling Stockholders are in the Business of Underwriting Securities
The Selling Stockholders are primarily engaged in the business of directly or indirectly making equity investments in companies across a variety of industries. The Selling Stockholders are not in the business of underwriting securities and generally acquire securities for investment purposes, as was the case with the Selling Stockholders’ acquisition of the Company in 2015. The purpose of that transaction was to acquire control of the predecessor entity then operating the business of the Company and to develop and grow the business under private ownership. The business acquired was an existing operating business and the Selling Stockholders’ acquisition of control of the Company was effected for the primary purpose of funding the purchase price for the cash consideration paid to the then-existing owners of the predecessor entity operating the business. The Selling Stockholders’ bona fide investment intent is evidenced by the substantial amount of time that the Selling Stockholders have held the Shares since 2015. Although the Selling Stockholders are affiliates of Goldman Sachs & Co. LLC, a registered broker-dealer that is in the business of underwriting securities, the Selling Stockholders are not themselves broker-dealers, and their participation was as a long-term private equity investor as evidenced by the facts stated above. Finally, the Company will receive no proceeds from the resale of the Shares by the Selling Stockholders, and the Selling Stockholders will not be engaged as underwriters or receive any commission or other payment from the Company in connection with the resale of any of the Shares. These circumstances are distinct from those involving a primary offering by or on behalf of the Company.

Fried, Frank, Harris, Shriver & Jacobson LLP

January 9, 2023

F.Whether Under All Circumstances It Appears That the Selling Stockholders are Acting as a Conduit For the Issuer
The Company does not believe that the Selling Stockholders are acting as, or intend to act as, a conduit for the Company. The Selling Stockholders made their investment in the Company over seven years ago, clearly demonstrating a long-term investment in the Company. The Selling Stockholders are in the business of investing in and developing companies, not underwriting securities. In connection with the proposed Offering, the Selling Stockholders are acting on their own behalf and are motivated by their own self-interests. They are in no sense an alter ego of the Company or acting as a conduit for the Company. As further discussed below, this registration has none of the indicia of abuse which, to the Company’s knowledge, the Staff has focused on when evaluating whether purported secondary offerings are in fact disguised primary offerings.
As previously stated, the sale of the Shares by the Selling Stockholders is not analogous to a primary offering by the Company. The Selling Stockholders have a contractual right to have the Company register the Shares on their behalf, and the Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. Further, this is not a case where a company, ineligible to register shares on a primary basis using Form S-3, attempts instead to register the shares on Form S-3 on a secondary basis. Here, the Company satisfies all of the criteria under Form S-3 for a primary offering of shares on Form S-3—the Company has been subject to the requirements of Section 12 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) for a period of at least twelve months, has filed in a timely manner all reports required to be filed during that twelve-month period and has a non-affiliate public float of more than $75 million—and therefore the Company is eligible to register both primary and secondary transactions on Form S-3. Further, this is not a PIPE transaction or a transaction involving warrants or convertible notes where a company attempts to create a public market for its securities by registering securities on a secondary basis which it could not register on a primary basis. Rather, this is a registration involving shares of a publicly traded common stock that have been held for more than seven years by stockholders that are primarily engaged in the business of directly or indirectly making equity investments in companies across a variety of industries and are exercising demand registration rights.
For the reasons stated above, the Company believes that the Offering is not an indirect primary offering by the Company and that the Selling Stockholders are not, and should not be considered to be, “underwriters” of the Shares within the meaning of Section 2(a)(11) of the Securities Act that are offering Shares on behalf of the Company. Accordingly, the Company respectfully submits that the Offering should be considered a secondary offering pursuant to Rule 415(a)(1)(i).
Updated Disclosure
In light of the Selling Stockholders’ affiliation with Goldman Sachs & Co. LLC, a registered broker-dealer that is in the business of underwriting securities, the Company proposes to update the disclosure in the “Selling Stockholders” section of the Registration Statement in a subsequent pre-effective amendment to include certain additional information as outlined below. Further, the Company will reduce the number of Shares registered by 497 shares of common stock in order to exclude shares beneficially owned by affiliates of Goldman Sachs other than the Selling Stockholders and will also

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revise the Registration Statement to reflect the resignation of Christopher Crampton from the Company’s board of directors effective December 31, 2022.
1.The Company will add the below disclosure as a new fourth paragraph to the “Selling Stockholder” section of the Registration Statement.
As indicated below, certain selling stockholders are affiliates of Goldman Sachs & Co. LLC, a registered broker-dealer that is in the business of underwriting securities, but are not themselves broker-dealers. Such selling stockholders acquired shares of our common stock in 2015 in the ordinary course of their investment business, and at the time of acquisition of such shares of our common stock, such selling stockholders had no agreements or understandings, directly or indirectly, with any person to distribute the shares of our common stock.
2.The Company will update the disclosure in footnote (1) to the table set forth in the “Selling Stockholders” section of the Registration Statement to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the bolded and underlined text (indicated textually in the same manner as the following example: bolded and underlined text) as set forth below:
(1)Reflects (i) 20,316,320 shares held by Broad Street Principal Investments, L.L.C., (ii) 39,635,742 shares held by Checkers Control Partnership, L.P. and (iii) 1,168 shares held by Broad Street Control Advisors, L.L.C. (together, the “GS Entities”). The Goldman Sachs Group, Inc. (“Goldman Sachs”) and Goldman Sachs & Co. LLC are deemed to beneficially own all of the above mentioned shares and are deemed to beneficially own an additional 497 shares. Goldman Sachs & Co. LLC is a wholly owned subsidiary of The Goldman Sachs Group, Inc. Affiliates of The Goldman Sachs Group, Inc. are the general partner, managing general partner or investment manager, as applicable, of the GS Entities. Each of Adrian Jones~~, Christopher Crampton~~ and William Chen serves on our board of directors and is also a managing director of Goldman Sachs and may be deemed to have beneficial ownership of the shares held by the GS Entities. In addition, Christopher Crampton, a former managing director of Goldman Sachs, resigned from our board of directors effective December 31, 2022 and may also be deemed to have beneficial ownership of the shares held by the GS Entities. Each of Goldman Sachs & Co. LLC, The Goldman Sachs Group, Inc. and Messrs. Jones, Chen and Crampton disclaim beneficial ownership of the equity interests and the shares described above held directly or indirectly by the GS Entities, except to the extent of their pecuniary interest therein, if any. The address of each of the GS Entities, Goldman Sachs & Co. LLC and The Goldman Sachs Group, Inc. is 200 West Street, New York, NY 10282. CDPQ is a limited partner in Checkers Control Partnership, L.P. and owns its equity interest in us indirectly through this limited partnership, which is controlled by The Goldman Sachs Group, Inc. The shares of common stock held by the GS Entities were acquired in the ordinary course of their investment business, and at the time of acquisition of such shares of common stock, the GS Entities had no agreements or understandings, directly or indirectly, with any person to distribute the shares of common stock.

Fried, Frank, Harris, Shriver & Jacobson LLP

January 9, 2023

Should you have any questions or comments, please feel free to call me at (212) 859-8468.

Sincerely,

/s/ Andrew B. Barkan
Andrew B. Barkan

cc:	Joshua Peirez (Sterling Check Corp.)
Peter Walker (Sterling Check Corp.)
Steven L. Barnett (Sterling Check Corp.)